CONTACT:

Jane F. Casey
Chief Financial Officer
(203) 661-1926, ext. 6619

Susan Flinn
Investor Relations
(203) 661-1926, ext. 6630

BLYTH, INC. REPORTS 4th QUARTER AND FULL YEAR 2014 SALES AND EARNINGS
Direct-to-Consumer Marketer Completes New Financing, Retires $50 Million in Senior Notes

GREENWICH, CT, USA, March 16, 2015: Blyth, Inc. (NYSE: BTH), a direct-to-consumer company and leading designer and marketer of candles and accessories for the home and health, wellness and beauty products, household convenience items and personalized gifts sold through the direct selling and direct marketing channels, today reported sales and earnings for the fourth quarter and full year of 2014. In addition, the Company announced the completion of a new $35 million five-year term loan and an up-to $15 million asset-based credit facility. Proceeds from the term loan, along with cash-on-hand, were used to retire the Company's $50 million in Senior Notes due March 2015.

2014 Fourth Quarter Performance

Net sales for the three months ended December 31, 2014 decreased approximately 11% to $176.8 million from $198.2 million for the comparable prior year period. Sales for the quarter were negatively impacted by the strengthening U.S. Dollar, particularly against the euro, by approximately 5%.

Commenting on the fourth quarter results, Robert B. Goergen, Jr., Chief Executive Officer noted, "Earnings were mixed in the fourth quarter as our Catalog & Internet segment gained over prior year while our global party plan segment results were negatively exacerbated by the increasing strength of the U.S. dollar versus the euro, which increased 12% over the course of 2014. At PartyLite, sales from our Fall/Holiday product line, which was well received by our sales leaders and consumers, fell below prior year due to fewer active independent sales Consultants in both North America and our more mature European markets. While we remain focused on programs to attract and retain Consultants to rebuild our consultant base, we have implemented numerous initiatives to complement our party sales through compelling eCommerce programs, striving to make PartyLite the number one social shopping experience in the 23 markets where our products are sold."

Mr. Goergen also noted, "Consultant growth in Australia and new markets continues to be a bright spot for PartyLite as we expanded our geographic footprint by making our products available in both South Korea and Turkey. Furthermore, in order to better leverage our asset base and drive margin growth, we have undertaken the consolidation of our candle production into one Global Center of Manufacturing Excellence, in Batavia, Illinois, from which we expect to derive annual savings of approximately $8.0 million."

Turning to Blyth's Catalog & Internet business, Silver Star Brands, Mr. Goergen said, "We are pleased with the results generated by Silver Star Brands, especially in the seasonally important fourth quarter. For the second year in a row, management has successfully grown operating profit for both the fourth quarter and full year through new channel programs, promotional efficiencies and cost control initiatives. Moreover, the early 2015 acquisition of the Native Remedies® brand of herbal dietary supplements and homeopathic products marketed entirely via eCommerce should provide continued growth in the direct-to-consumer Health, Wellness and Beauty segment."

Blyth’s operating profit for the fourth quarter was $20.8 million this year versus $27.9 million last year. During the fourth quarter, the Company recorded an impairment charge of $0.6 million at its manufacturing plant in Cumbria, U.K. Excluding this charge, fourth quarter operating profit this year was $21.4 million versus $27.9 million last year. A stronger U.S. dollar negatively impacted operating profit for the fourth quarter by approximately $2.3 million.

Net Loss Attributable to Blyth, Inc. was $12.2 million for the three months ended December 31, 2014 compared to earnings of $9.7 million in the prior year period. Diluted Net Earnings per Share Attributable to Blyth, Inc. were a loss of $0.75 per share for the three months ended December 31, 2014 compared to earnings of $0.60 per share in the prior year period. During the fourth quarter, the Company recorded the following after-tax charges per share:

•	a non-cash income tax charge of $1.36 this year and $0.07 last year, resulting primarily from a valuation allowance recorded against the Company's deferred tax assets,

•	a write down of $0.18 relating to an impairment in the Company's investment in ViSalus,

•	expenses of $0.06 for fees associated with the modification of Senior Notes, including accelerated amortization of previously deferred transaction costs and a redemption premium,

•	a charge of $0.02 related to the aforementioned impairment at PartyLite's U.K. manufacturing plant, and

•	a loss from discontinued operations for ViSalus of $0.02 this year and a loss of $0.23 last year.

Normalized earnings from continuing operations were $14.3 million, or $0.88 per share, in this year's fourth quarter versus $14.4 million, or $0.90 per share, in the comparable period last year.

Management will conduct an informal Question and Answer session on a conference call March 17, 2015 at 11:00 a.m. Eastern. The dial-in number is 855-209-8210, international participants use 412-542-4119. The webcast link is http://www.videonewswire.com/event.asp?id=101851. The call will be archived on www.blyth.com.

The summary reconciliation of unaudited Generally Accepted Accounting Principles (GAAP) earnings and earnings per share to Non-GAAP earnings and earnings per share presented in the attached table and the discussion of segment operating loss excluding certain items are included as additional references to assist investors in analyzing the Company's performance and should be considered in addition to, not as a substitute for, measures of financial performance prepared in accordance with GAAP. In presenting comparable results, the Company discloses non-GAAP financial measures when it believes such measures will be useful to investors in evaluating the Company’s underlying business performance. Management internally reviews the results of the Company excluding the impact of certain items as it believes that these non-GAAP financial measures are useful for evaluating the Company’s core operating results and facilitating comparison across reporting periods.

2014 Fourth Quarter Segment Performance

In the Candles & Home Décor segment, PartyLite sales were $133.3 million in the fourth quarter versus $154.5 million for the same period last year, a decline of 14%. This decline reflects the 8% year-over-year decline in independent sales Consultants to approximately 48,000 and the relative strength of the U.S. dollar versus the euro, which averaged a 9% increase over the prior year's fourth quarter. PartyLite’s European sales during the quarter decreased 4% in local currency, or 12% in U.S. dollars. PartyLite’s European active independent sales Consultants totaled approximately 27,600 at the end of the fourth quarter, an 8% decline from the year-earlier period. PartyLite’s North American sales, comprised of the U.S. and Canada, declined 17% versus the prior year period. Active North American independent sales Consultants totaled approximately 14,800 at the end of the fourth quarter versus approximately 16,800 at the end of last year’s comparable quarter.

Fourth quarter operating profit for the Candles & Home Décor segment was $18.0 million versus $25.9 million in last year’s fourth quarter. Excluding the impairment charge at PartyLite's Cumbria, U.K. manufacturing facility of $0.6 million and allocated corporate expenses and other of $3.3 million this year and $3.4 million last year, PartyLite’s operating profit was $21.9 million this year versus $29.3 million last year.

Commenting on the performance of the Candles & Home Décor segment, Robert B. Goergen, Jr., Chief Executive Officer of Blyth and President, PartyLite Worldwide said, “In Europe, PartyLite Consultants faced challenges in attracting new Consultants in the fourth quarter, as shown in our Swiss and Nordic markets, which were the largest contributors to the revenue decline. However, we are encouraged by sales growth in our newer markets, which now include the very large direct selling markets of South Korea and Turkey. In Europe, we are very focused on growing our eCommerce business through enhanced email marketing, online sales and social media, which we believe will attract both Consultants and customers."

Turning to North America, Mr. Goergen continued, "Although sales were below expectations in the fourth quarter due to the decline in the Consultant base, we are encouraged by growth in leadership in the fourth quarter as our North American leadership ranks finished 2% over prior year. We believe that this growth was attributable to recently instituted incentives and exciting promotions to drive Leadership, attract and retain Consultants as well as to improve profitability. We also believe that our products continue to resonate well with our customers and our party themes are popular, such as Clearly CreativeTM DIY (Decorate It Yourself), in which guests have a hands on experience with our products."

Mr. Goergen continued, "In 2015, we will consolidate our worldwide manufacturing facilities into one Global Center of Manufacturing Excellence in Batavia, Illinois. We will be closing our facility in Cumbria, U.K. The facility in Batavia is a state-of-the-art global manufacturing complex offering unrivaled quality and service. We anticipate total annual savings of $8 million going forward, and one-time and transitional costs totaling $6 million in 2015. This project should benefit PartyLite Worldwide profits, as it is expected to improve inventory management, improve capacity utilization and eliminate redundancies."

In the Catalog & Internet segment, fourth quarter net sales decreased 1% to $43.5 million from the prior year’s level of $43.7 million. Growth in health, wellness and beauty products and higher sales associated with the Silver Star Brands credit program were largely offset by lower sales of general merchandise. Fourth quarter operating income in this segment was $2.7 million this year versus $2.0 million last year. The improved operating performance reflects the margin success of new channel initiatives and promotional efficiencies in the current quarter. Excluding allocated corporate expenses of $1.1 million this year and $1.2 million last year, Silver Star Brands’ operating profit was $3.8 million this year versus $3.2 million last year.

The sum of the individual and segment amounts may not equal the reported totals for the fourth quarter and full year for Blyth overall due to rounding.

2014 Full Year Performance

Net Sales for the year ended December 31, 2014 decreased 8% to $490.0 million versus $534.3 million for the prior year. Operating Profit for 2014 was $7.1 million versus $11.9 million last year. Excluding the $0.6 million impairment charge for the Cumbria, U.K. manufacturing facility, operating profit this year was $7.7 million versus $11.9 million last year. The strengthening U.S. dollar negatively impacted operating profit by approximately $1.8 million for 2014.

Net Earnings Attributable to Blyth, Inc. was $86.8 million for 2014 compared to net earnings of $2.4 million in the prior year. Diluted Earnings per Share Attributable to Blyth, Inc. was $5.37 for 2014 compared to Diluted Earnings per Share of $0.15 in the prior year. For the full year, the Company recorded the following after-tax charges per share:

•	a non-cash income tax charge of $1.39 this year and $0.23 last year, primarily resulting from a valuation allowance recorded against the Company's deferred tax assets,

•	a write down of $0.18 relating to an impairment of the Company's investment in ViSalus,

•	expenses of $0.10 for fees associated with the modification of the Senior Notes, including accelerated amortization of previously deferred transaction costs and a redemption premium,

•	a charge of $0.02 related to the aforementioned impairment at PartyLite's U.K. manufacturing plant, and

•
a gain on the recapitalization of ViSalus of $7.36, partly offset by a loss of $0.45 from discontinued operations for ViSalus this year and income from discontinued operations for ViSalus of $0.18 last year.

Normalized earnings from continuing operations were $2.4 million, or $0.15 per share, in 2014 versus $3.3 million, or $0.20 per share, during the previous year. The decline in earnings primarily reflects a reduction in operating profit due to lower sales.

Debt Refinancing

The Company announced a new $35 million secured term loan (the “Term Loan”), with GFIE, LLC, an affiliate of Robert B. Goergen, Blyth's Chairman of the Board. This loan has a 5-year term and an interest rate equal to LIBOR plus 5%, with a 1% LIBOR floor. Proceeds from the loan, with cash-on-hand, were used to retire $50 million in Senior Notes due March 2015.

The Term Loan was provided by an entity owned by Robert B. Goergen, our executive Chairman of the Board, and Pamela Goergen, Mr. Goergen’s wife and a former member of our board of directors.  The term loan was approved by a Special Committee of our Board of Directors comprised solely of independent directors.  The Special Committee received legal advice from Wachtell, Lipton, Rosen & Katz and a fairness opinion from Duff & Phelps.

The Company also announced a new $15 million asset-based secured domestic revolving credit facility (the "ABL") with Bank of America, N.A. Advances under the ABL will bear interest at a rate equal to either (i) LIBOR plus an applicable margin ranging from 1.75% to 2.25% or (ii) a base rate equal, at the time of determination, to (a) Bank of America, N.A.'s prime rate; (b) a “federal funds” rate plus 0.50%; or (c) LIBOR for a 30 day interest period plus 1.00%, in each case plus an applicable margin ranging from 0.75% to 1.25%. The amount the Company can borrow under the ABL is the lesser of $15 million or an amount determined by reference to a “borrowing base”, comprised primarily of inventory, accounts receivable and an agreed amount for PartyLite’s office in Plymouth, MA (subject to the receipt of an appraisal of that facility). Our availability under the ABL as of January 31, 2015 (assuming receipt of the real estate appraisal) is approximately $13 million.

The Term Loan and the ABL are described in further detail in the Company’s Current Report on Form 8-K dated March 13, 2015 and copies of relevant agreements are attached as exhibits thereto.

Blyth, Inc., headquartered in Greenwich, CT, USA, is a direct-to-consumer business focused on the direct selling and direct marketing channels. It designs and markets candles and accessories for the home and also designs and markets health, wellness and beauty products, household convenience items and personalized gifts through the Catalog/Internet channel. Its products are sold direct to the consumer under the PartyLite® brand and to consumers in the catalog/Internet channel under the Miles Kimball®, Walter Drake®, Easy Comforts®, As We Change®, Native Remedies® and Exposures® brands.

Blyth, Inc. may be found on the Internet at www.blyth.com.

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not assurances of future performance and can be identified by the fact that they do not relate to statements of historical or current facts. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events or performance and underlying assumptions. Forward-looking statements often include words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes,” "will" and words of similar substance in connection with discussions of future operating or financial performance. Examples of forward-looking statements in this press release include, among others, PartyLite's strategies to attract and retain consultants and customers, including expansion into new markets and eCommerce initiatives; the operational improvements, annual savings, and one-time and transitional costs from the consolidation of PartyLite’s manufacturing into one Global Center of Manufacturing Excellence, in Batavia, IL; and growth from the early 2015 acquisition of Native Remedies.

The Company’s forward-looking statements are based on management’s current beliefs, expectations and assumptions regarding the future of the Company’s business, strategies, plans and performance, the economy and other future conditions and future events, circumstances and results. Because forward-looking statements relate to the future, they are inherently susceptible to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside our control, especially when made early in the year. Our actual results and financial condition could differ materially from those expressed or implied in our forward-looking statements. Important factors that could cause our actual results to differ materially from the forward-looking statements include, (1) our ability to improve our financial and operational performance; (2) our ability to respond appropriately to changing consumer preferences and demand for our current and new products or product enhancements; (3) our dependence on sales by independent consultants and our ability to recruit, retain and motivate them; (4) the loss by PartyLite of a significant number of its consultants; (5) the attractiveness of PartyLite's compensation plans to current and prospective independent consultants; (6) our ability to influence or control our consultants; (7) federal, state and foreign regulations applicable to our products (including advertising and labeling), promotional programs and compensation plans; (8) susceptibility to excess and obsolete inventory due to changing consumer preferences; (9) adverse publicity directed at our products or business models, or those of similar companies; (10) product liability claims; (11) competition; (12) an economic downturn; (13) our ability to grow our business in existing and new markets, including risks associated with international operations; (14) legal actions by or against current or former independent consultants; (15) our reliance on third-party manufacturers for the supply of some of our products; (16) our ability to manufacture candles at required quantity and quality levels; (17) disruptions to transportation channels; (18) shortages or increases in the cost of raw materials; (19) our dependence on key employees; (20) certain taxes or assessments relating to the activities of our independent consultants for which we may be held responsible; (21) our ability to identify, consummate and integrate suitable acquisition candidates on favorable terms and conditions; (22) the covenants in our term loan and ABL limit our operating and financial flexibility, including, among other things, our ability to pay dividends and repurchase our common stock; (23) increased borrowing costs and reduced access to capital; (24) our ability to protect our intellectual property; (25) interruptions in our information-technology systems; (26) our storage of user and employee data; (27) information security or data breaches; (28) credit card and debit card fraud; (29) changes in our effective tax rate; (30) fluctuations in our periodic results of operations; (31) increased paper, mailing and shipping costs; (32) increased risk and write-offs associated with Silver Star Brands' credit program; (33) speculative trading and volatility in our stock price; (34) the failure of securities or industry analysts to publish research reports about our business, or the publication of negative reports about our business; and (35) our compliance with the Sarbanes-Oxley Act of 2002, as well as other factors described in this press release and in the Company’s most recently filed Annual Report on Form 10-K and other filings with the Securities and Exchange Commission.

For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made, even if subsequently made available by us on our website or otherwise. We do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances or new information that exists after the day on which they are made, except as provided by law.

###

BLYTH, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three months ended		Years ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Net sales	$176,796	$198,238	$490,020	$534,262
Cost of goods sold	61,359	66,198	182,780	199,586
Gross profit	115,437	132,040	307,240	334,676
Selling	74,812	81,681	223,742	240,943
Administrative and other expense	19,838	22,446	76,401	81,843
Total operating expense	94,650	104,127	300,143	322,786
Operating profit	20,787	27,913	7,097	11,890

Other expense (income):
Interest expense	3,099	1,004	7,042	6,042
Interest income	(170)	(108)	(453)	(616)
Foreign exchange and other, net	3,552	346	4,020	(72)
Total other expense	6,481	1,242	10,609	5,354

Earnings (loss) from continuing operations before income taxes and noncontrolling interest	14,306	26,671	(3,512)	6,536
Income tax expense	26,178	13,292	21,071	6,736
Earnings (loss) from continuing operations	(11,872)	13,379	(24,583)	(200)
Earnings (loss) from discontinued operations, net of income tax expense	655	(3,645)	(7,231)	2,946
Earnings (loss) on sale of discontinued operations	(914)	—	118,918	—
Net earnings (loss) from discontinued operations	(259)	(3,645)	111,687	2,946
Net earnings (loss)	(12,131)	9,734	87,104	2,746
Less: Net earnings attributable to noncontrolling interests	79	69	343	313
Net earnings (loss) attributable to Blyth, Inc.	$(12,210)	$9,665	$86,761	$2,433

Basic:
Net earnings (loss) from continuing operations	$(0.74)	$0.83	$(1.55)	$(0.03)
Net earnings (loss) from discontinued operations	(0.01)	(0.23)	6.93	0.18
Net earnings (loss) attributable to Blyth, Inc.	$(0.75)	$0.60	$5.38	$0.15
Weighted average number of shares outstanding	16,131	16,075	16,112	16,196

Diluted:
Net earnings (loss) from continuing operations	$(0.73)	$0.83	$(1.54)	$(0.03)
Net earnings (loss) from discontinued operations	(0.02)	(0.23)	6.91	0.18
Net earnings (loss) attributable to Blyth, Inc.	$(0.75)	$0.60	$5.37	$0.15
Weighted average number of shares outstanding	16,204	16,113	16,165	16,228

Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	December 31, 2014	December 31, 2013
Assets
Cash and Cash Equivalents	$94,329	$106,933
Short Term Investments	18,961	7,985
Accounts Receivable, Net	11,133	12,556
Inventories	45,784	54,682
Property, Plant & Equipment, Net	68,266	76,826
Other Assets	48,880	46,044
Discontinued Operations	—	61,815
Total Assets	$287,353	$366,841

Liabilities and Stockholders' Equity
Bank and Other Debt	$5,463	$6,278
Senior Notes	50,000	50,000
Other Liabilities	97,747	93,101
Discontinued Operations	—	171,434
Equity	134,143	46,028
Total Liabilities and Equity	$287,353	$366,841

Blyth, Inc.
Supplemental Non-GAAP Earnings (Loss) Per Share Measures
(In thousands, except per share data)
(Unaudited)

	Three months ended				Year ended
	December 31, 2014		December 31, 2013		December 31, 2014		December 31, 2013
	Dollars	Diluted EPS	Dollars	Diluted EPS	Dollars	Diluted EPS	Dollars	Diluted EPS

Non-GAAP normalized earnings	$14,252	$0.88	$14,435	$0.90	$2,377	$0.15	$3,300	$0.20

Non-GAAP Adjustments:
Impairment of ViSalus investment	(2,900)	(0.18)	—	—	(2,900)	(0.18)	—	—

Tax adjustments related to valuation allowances and other (a)	(21,986)	(1.36)	(1,125)	(0.07)	(22,474)	(1.39)	(3,813)	(0.23)

Refinancing fees associated with debt modification	(1,048)	(0.06)	—	—	(1,660)	(0.10)	—	—

Impairment of Cumbria PP&E	(269)	(0.02)	—	—	(269)	(0.02)	—	—

Income (loss) from discontinued operations, net of income taxes	(259)	(0.02)	(3,645)	(0.23)	111,687	6.91	2,946	0.18

GAAP Net earnings (loss)	$(12,210)	$(0.75)	$9,665	$0.60	$86,761	$5.37	$2,433	$0.15

This table is included as an additional reference to assist investors in analyzing the Company's performance and should be considered in addition to, not as a substitute for, measures of financial performance prepared in accordance with GAAP.

The sum of the individual amounts may not necessarily be equal to the totals due to rounding.

(a) Fourth quarter and full year 2014 includes a valuation allowance recorded on foreign tax credits of $19.6 million, or $1.21 per share.